Exhibit 99.2 Valuation Report SP-0050/13-01 COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV and AMBEV S.A.

REPORT:	SP-0050/13-01

REFERENCE DATE:	December 31, 2012.

REQUESTING PARTY:

COMPANHIA DE BEBIDAS DAS AMÉRICAS—AMBEV, a reporting corporation with head office located at Rua Dr. Renato Paes de Barros, nº 1017, 4th floor, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers’ Registry (CNPJ) under No. 02.808.708/0001-07, hereinafter called COMPANHIA DE BEBIDAS; and

AMBEV S.A., corporation with head office located at Rua Dr. Renato Paes de Barros, nº 1017, 3rd floor, Itaim Bibi, in the City and State of São Paulo, registered with the Brazilian Taxpayers’ Registry (CNPJ) under No. 07.526.557/0001-00, hereinafter called AMBEV S.A.

SUBJECT COMPANIES:	COMPANHIA DE BEBIDAS and AMBEV S.A., each qualified above.

PURPOSE:	Calculation of the Shareholders’ Equity of COMPANHIA DE BEBIDAS and AMBEV S.A., by appraising the net equities of both companies pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Law No. 6,404/76 (Brazilian Corporation Law).

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EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (APSIS) was retained by COMPANHIA DE BEBIDAS and AMBEV S.A. to calculate the Shareholders’ Equity of each company by appraising their net equities pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Law No. 6,404/76 (Brazilian Corporation Law).

The technical procedures employed in this report are in agreement with the criteria set forth by appraisal standards, and appraisal calculations for determining the value of assets were based on the income, asset, and market approaches.

This report presents the market value of the companies’ assets and liabilities used to adjust the Shareholders’ Equity, at book value, of both COMPANHIA DE BEBIDAS and AMBEV S.A., through the asset approach.

CORPORATE RESTRUCTURING OF THE GROUP

On December 7th, 2012, COMPANHIA DE BEBIDAS released a Material Fact Notice (Annex 1) regarding the proposed corporate restructuring to aimed at convert its current dual-class share structure, comprised of two types of shares (common and preferred ), into a single-class share structure comprised exclusively of common shares.

The corporate restructuring proposal shall be effected by means of the merger into the asset base of AMBEV S.A., a company controlled by Interbrew International B.V. (“IIBV”), a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), of all of the shares issued by COMPANHIA DE BEBIDAS that are not held by Ambev S.A. on the date of the Shareholders’ Meeting that resolves on the matter (“Stock Swap Merger”).

Such Stock Swap Merger shall result in the delivery of common shares issued by AMBEV S.A. to the common and preferred shareholders of COMPANHIA DE BEBIDAS.

For purposes of the Stock Swap Merger, equal value shall be attributed to the common and preferred shares of COMPANHIA DE BEBIDAS.

The corporate restructuring included preliminary steps to the Stock Swap Merger, including the contribution to Ambev S.A.’s capital of the totality of COMPANHIA DE BEBIDAS shares indirectly held by ABI through IIBV and AmBrew S.A. (“AmBrew”), also a subsidiary of ABI (stock contribution).

Such preliminary steps are adjusted for purposes of appraising the net equity of AMBEV S.A., in order to ensure that the ratio herein calculated reflects AMBEV S.A.’s situation immediately prior to the Stock Swap Merger.

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Once concluded all procedures for the transfer of shares from COMPANHIA DE BEBIDAS to AMBEV S.A., COMPANHIA DE BEBIDAS (which, after the Stock Swap Merger, shall become a wholly-owned subsidiary of AMBEV S.A.) shall be merged with and into AMBEV S.A., together with other subsidiaries of COMPANHIA DE BEBIDAS, with a view to further simplifying the group’s corporate structure. The following diagrams indicate the proposed corporate restructuring’s steps:

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SUMMARY OF RESULTS

The table below presents a general overview of the Net Equities at market price of the companies involved in the transaction, as of 12/31/2012, for purposes of Section 264 of Law No. 6,404/76 (Brazilian Corporation Law).

Exchange Ratio

Value (R$ thousand)
RELEVANT	BOOK VALUE		NET EQUITY AT MARKET
ACCOUNTS	Companhia de Bebidas	Ambev S.A.	Companhia de Bebidas	Ambev S.A.
ASSET	49,319,393	17,934,690	56,227,368	18,128,120
CURRENT ASSETS	7,124,783	71,641	6,628,700	71,641
NON-CURRENT ASSETS	2,007,372	9,665	2,140,518	9,665
PROPERTIES, PLANTS AND EQUIPMENTS	40,187,239	17,853,384	47,458,149	18,046,814
LIABILITIES	49,319,393	17,934,690	56,227,368	18,128,120
CURRENT LIABILITIES	11,697,479	30,259	11,726,101	30,259
NON-CURRENT LIABILITIES	8,758,170	0	15,324,803	0
SHAREHOLDERS’S EQUITY	28,863,744	17,904,431	29,176,463	18,097,861

TOTAL OF SHARES	3,126,909	9,693,598	3,126,909	9,693,598

R$ PER SHARE *	9.230758	1.847037	9.330767	1.866991

EXCHANGE RATIO	4.997604		4.997757

Obs.: Amount of Ambev S.A.’s shares for 1 Companhia de Bebidas’ share

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL Ltda., hereinafter called APSIS, with head office located at Rua da Assembleia, nº 35, 12th floor, Centro, in the City and State of Rio de Janeiro, registered with the Brazilian Taxpayers’ Registry (CNPJ/MF) under No. 27.281.922/0001-70, was retained by COMPANHIA DE BEBIDAS and AMBEV S.A. to calculate the Shareholders’ Equity of each company by appraising their net equities pursuant to the same criteria and as of the same date, at market prices, for purposes of Section 264 of Law No. 6,404/76 (Brazilian Corporation Law).

To prepare this report, we used data and information provided by third parties in the form of documents and verbal interviews with the clients. Estimates used in this process are based on those documents and information, which include the following, among others:

¡	By-Laws of the companies;

¡	Financial Statements of the groups companies;

¡	Organizational chart and corporate holdings;

¡	List of permanent assets;

¡	IAN (Annual Reports) and ITR (Quarterly Reports) of the companies;

¡	Set of architectural plans;

¡	Area charts; and

¡	Documents with technical specifications of the equipment appraised.

The APSIS team in charge of preparing this report is composed of the following professionals:

¡	AMILCAR DE CASTRO

Commercial director

¡	ANA CRISTINA FRANÇA DE SOUZA

Vice-president

Civil engineer, post-graduated in Accounting Sciences (CREA/RJ 1991103043)

¡	ANTONIO LUIZ FEIJÓ NICOLAU

Director

¡	ERIVALDO ALVES DOS SANTOS FILHO

Accountant (CRC/RJ 100990/O-1)

¡	LUCILIA NICOLINI

Accountant (CRC/SP 107.639/O-6)

¡	LUIZ PAULO CESAR SILVEIRA

Vice-president

Mechanical Engineer, MSc in Business Management (CREA/RJ 1989100165)

¡	MARCIA APARECIDA DE LUCCA CALMON

Technical director (CRC/SP-143169/O-4)

¡	MÁRCIA MOREIRA FRAZÃO DA SILVA

Technical director (CRC/RJ-106548/O-3)

¡	RENATA POZZATO CARNEIRO MONTEIRO

Vice-president

¡	RICARDO DUARTE CARNEIRO MONTEIRO

President

Civil Engineer, post-graduated in Economic Engineering (CREA/RJ 1975102453)

¡	SERGIO FREITAS DE SOUZA

Director

Economist (CORECON/RJ 23521-0)

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2. PRINCIPLES AND QUALIFICATIONS

The following information is important and must be read carefully.

This Report complies with the fundamental principles described below:

¡	The consultants do not have any direct or indirect interests in the companies involved, in their respective controlling shareholders or in the transaction, nor are there any other relevant circumstances which may characterize a conflict of interests, actual or potential, with the companies involved, their respective controlling shareholders, or regarding the minority shareholders, or the transaction itself.

¡	APSIS’ professional fees are not in any way whatsoever subject to the conclusions of this report.

¡	To the best of the consultants’ knowledge and credit, the analyses, opinions, and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.

¡	For purposes of this report, it was assumed that the information received from third parties is correct; the sources of such information are stated in this report.

¡	This report presents all the limiting conditions, if applicable, imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised herein.

¡	This report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
¡	APSIS assumes full liability over the matter of appraised, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

¡	This Report complies with the specifications and criteria established by the USPAP (Uniform Standards of Professional Appraisal Practice) and the International Valuation Standards Council (IVSC), in addition to the requirements imposed by various agencies and regulations, such as the Brazilian Accounting Practice Committee (CPC), the Ministry of Treasury, Brazilian Central Bank, Banco do Brasil, CVM (Brazilian Securities Commission), SUSEP (Brazilian Insurance Commission), Income Tax Regulations (RIR), Brazilian Committee of Business Appraisers (CBAN) etc.

¡	The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or engage in any acts which have or may have compromised access to, use, or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions contained herein.

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3. LIABILITY LIMITATIONS

¡	In order to prepare this Report, APSIS used historic data and information, audited by third-parties or unaudited, provided in writing by the management of COMPANHIA DE BEBIDAS and AMBEV S.A., or obtained from the mentioned sources. As such, APSIS assumed that the data and information obtained for this Report are true and Apsis does not have any liability with respect to their veracity.

¡	The scope of this Report did not include auditing financial statements or revising the work performed by auditors. Therefore, APSIS is not issuing an opinion on the financial statements of COMPANHIA DE BEBIDAS and AMBEV S.A.

¡	We are not liable for eventual losses to COMPANHIA DE BEBIDAS or AMBEV S.A., its subsidiaries, shareholders, officers, creditors or other parties as a result of the use of data and information provided by the companies and contained herein.

¡	Our work was developed solely for use by COMPANHIA DE BEBIDAS and AMBEV S.A., its shareholders and any other entities or persons involved in and for purposes of the Stock Swap Merger. Therefore, this Report must not be published, circulated, reproduced, disclosed or used for any purpose other than the one previously mentioned, without the prior written consent of APSIS.
¡	The analyses and conclusions contained in this Report are based on various assumptions made on the present date regarding future operating projections, such as: price, volumes, market shares, revenues, taxes, investments, operating margins etc. future operating results may differ from any prediction or estimate contained in this Report, especially in case of future knowledge of information not available at the time this Report was issued.

¡	This valuation does not reflect events and their respective impacts, occurring after the issuance date of this Report.

¡	APSIS accepts no responsibility for direct or indirect losses, or for lost profits eventually resulting from the inappropriate use of this Report.

¡	We emphasize that fully understanding the conclusion of this Report requires a comprehensive reading of the complete Report and its Annexes. Conclusions should not be drawn from a partial reading of the Report, since they may be incorrect or misleading.

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4. APPRAISAL METHODOLOGIES

ASSETS APPROACH: NET EQUITY AT MARKET PRICE

This methodology is derived from generally accepted accounting principles (GAAP), in which financial statements are prepared based on the principle of historic cost or acquisition cost. Due to this principle and to the fundamental principles of accounting, the book value of the assets of a company less the book value of its liabilities is equal to the book value of its net equity.

The application of this methodology starts with the book value of assets and liabilities, and requires that some of these items be adjusted so as to reflect their probable liquidation value. The result of the application of this method may provide an initial basis for estimating a company’s value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities is equal to the value defined for a company’s net equity. From an appraisal perspective, the relevant definitions of value are those appropriate for the objective of the appraisal.

The assets approach, therefore, aims to appraise a company by adjusting its book value (net balance) to its respective fair market value. Assets and liabilities deemed relevant are appraised at their fair market value, with a comparison being made between this value and its book value (net balance).

The general appraisal criteria applied to the adjustment of assets subject to appraisal at market prices are further detailed in Chapter 6 of this Report.

These adjustments, after being duly analyzed, are then added to Shareholders’ Equity at book value, thus determining the company’s market value through the assets approach. The company’s fair market value shall be the value of its Shareholders’ Equity considering the adjustments made for the appraised assets and liabilities.

It is important to note that the identification and quantification of off-balance sheet liabilities or liabilities not disclosed by the companies’ managements were not within the scope of our work.

The methodology and scope adopted were intended to appraise the companies as a going concern. Therefore, expenses incurred in asset liquidation or debt collection, as well as related to bankruptcy or liquidation proceedings, were not contemplated in the calculations contained herein.

INCOME APPROACH: RELIEF FROM ROYALTIES APPROACH

For the valuation of trademarks, the chosen methodology is a derivation of the income approach for the valuation of trademarks, recommended when the payment of royalties is a common practice in the industry. Such approach, known as the Relief-from-Royalty Approach (Relief-from-Royalty Approach, Valuation of Intellectual Property and Intangible Assets – Smith, Parr), is based on the incremental cash flow after taxes, derived from the fact that the company no longer will have to pay royalties to third-parties for the use of a specific brand/trademark. The trademark’s fair value may then be attributed to the cash flow generated from these savings, brought to present value, and applying a discount rate that represents the associated risk. Since trademarks do not have a measurable lifespan, perpetuity is also added to the cash flow.

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MAIN STEPS OF THE APPRAISAL

¡	Reading and analysis of the companies’ balance sheets.

¡	Analysis of asset and liability accounts recorded in the companies’ balance sheets, in order to identify accounts subject to adjustments, as well as calculations of their probable market values.

¡	Adjustment of the companies’ fixed assets by their respective market values based on asset appraisals performed by Apsis.

¡	Adjustment of relevant intangible operating assets by their respective market values, based on assumptions and appraisal criteria developed by Apsis.

¡	Application of the equity method of accounting to the shareholders’ equity, at market value, of subsidiaries and affiliated companies for the purpose of calculating the value of investments.

¡	Calculation of the market value of the companies’ Net Equity.

5. COMPANIES´PROFILES

COMPANHIA DE BEBIDAS is a reporting corporation with head office in São Paulo and is part of the largest beer production and distribution platform in the world: Anheuser-Busch InBev.

Currently, it is the third largest beverage company in the world in market value and produces beer, sodas and non-carbonated beverages.

COMPANHIA DE BEBIDAS maintains operations in 16 countries, divided into 5 business units: Cerveja Brasil; RefrigeNanc Brasil, with sodas, non-alcoholic and non-carbonated beverages; LAS (Argentina, Bolivia, Chile, Paraguay, Peru, Ecuador and Uruguay); Hila-ex (San Vincent, Antigua, Dominica, Guatemala, Nicaragua, El Salvador and Dominican Republic) and Canada.

In 2012, COMPANHIA DE BEBIDAS reached a sales volume of 169.84 million hectoliters of beverages and net revenue of R$ 32 billion, representing a growth of 18.8% in comparison with 2011.

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COMPANHIA DE BEBIDAS’ PORTFOLIO

BEER		SODAS		OTHER BRANDS

¡	Skol	¡	Pepsi	¡	Gatorade
¡	Brahma	¡	Guaraná Antarctica	¡	Lipton Ice Tea
¡	Antarctica	¡	Teem	¡	Fusion Energy Drink
¡	Bohemia	¡	Água Tônica	¡	Lipton Mate
¡	Original		Antarctica
¡	Polar	¡	Sukita
¡	Serramalte	¡	Soda Antarctica
¡	Caracu	¡	H2OH!
¡	Skol 360º	¡	Baré
¡	Antarctica SubZero	¡	Citrus Antarctica
¡	Budweiser
¡	Stella Artois
¡	Quilmes
¡	Leffe
¡	Hoegaarden
¡	FranziskanerHefe-
Weissbier Hell
¡	Kronenbier
¡	Norteña
¡	Patrícia

AMBEV S.A.

AMBEV S.A. was incorporated on July 8, 2005. On October 26, 2005, AMBEV S.A. was acquired by InterBrew International B.V., having as its corporate purpose the direct and indirect participation in other companies. On March 1, 2013, AMBEV S.A.’s corporate name was changed from Inbev Participações Societárias S.A. to AMBEV S.A. and on the same date its corporate purpose was modified so as to reflect the current corporate purpose of COMPANHIA DE BEBIDAS. As of its incorporation, AMBEV S.A. has maintained in its investment portfolio only its corporate interest in COMPANHIA DE BEBIDAS, thereby not having held any other corporate interests.

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6. GENERAL APPRAISAL CRITERIA

The present Report was prepared for the purpose of complying with the provisions of Section 264 of Law No. 6,404/76 (Brazilian Corporation Law), in order to evaluate the Net Equity of COMPANHIA DE BEBIDAS and AMBEV S.A., according to the same criteria and as of the same date, at market prices.

EVENTS AND ADJUSTMENTS CONTEMPLATED IN THE APPRAISAL

The Financial Statements considered for this Report were prepared by COMPANHIA DE BEBIDAS and AMBEV S.A. and already fully comply with Law No. 11,638/07.

The table below presents the general criteria established to appraise each account and/or group of accounts of the companies involved in the transaction:

ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
GENERAL	Accounts with less than R$300,000.00 in value were not analyzed. The book value was maintained, with the exception of those consolidated in a specific group.	¡ Market value identical to book value.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash balances, bank deposits and other short term investments of high liquidity, with original maturity terms of up to 3 (three) months, and with an insignificant risk of change in value, and their presented balance is net of balances relating to secured accounts in the cash flow statements.

¡  Cash;

¡  Current Accounts; and

¡  Short term Financial Applications, represented substantially by high liquidity Bank Deposit Certificates.

¡ Market value identical to book value considering that it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
FINANCIAL INVESTMENTS	In general, investments in debt securities with original maturity of more than 3 (three) months and a remaining term of less than 1 (one) year are classified as financial investments. Investments with terms greater than one year may be classified as financial investments based on their high liquidity nature and represent cash used for the companies’ ongoing operations.	¡ Market value identical to book value considering that it did not present relevant mark-to-market adjustment.
DERIVATIVE FINANCIAL INSTRUMENTS

The execution of hedging transactions is carried out by the periodic analysis of the risk exposure that is intended to be covered, such as exchange rate, interest rate and others, in view of assuring liquidity, profitability and safety.

In order to achieve their objectives, the companies and their subsidiaries use exchange, interest, and commodities derivatives. The derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded in the commodities and future exchanges, deliverable forwards, non-deliverable forwards and call options.

Derivative transactions are classified by strategies according to their objectives, as demonstrated bellow:

I)           Financial hedge - transactions entered into with the purpose of hedging the net indebtedness of the companies against exchange and interest rate variations. The derivative used to protect the risks related to the 2017 Note was classified as a Fair Value Hedge instrument.

II)         Operating Hedge - transaction entered into with the purpose of minimizing the exposure of the companies, after eventual tax effects, to fluctuations in exchange rates and prices of raw materials, investments,

¡ Book value maintained, considering that the aforementioned operations were measured by their fair values.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA

             equipment and services to be purchased. All derivatives allocated in this strategy are designated as Cash Flow Hedge instruments.

III)        Tax Hedge - transaction entered into with the purpose of minimizing the tax impact in Brazil of the exchange rate effect deriving from transactions between the companies and their subsidiaries located abroad.

The positive results of the Derivative Instruments are recorded in the Accounts Receivable category and the negative results in Accounts Payable.

ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Represented primarily by:

¡  Clients;

¡  Interest to be paid on financial investments;

¡  Indirect recoverable taxes, especially ICMS, PIS and COFINS;

¡  Advanced marketing expenses, primarily with publicity;

¡  Related parties, especially loan agreements;

¡  Other accounts receivable; and

¡  Provision for Doubtful Accounts.

The provision for doubtful accounts is calculated based on an analysis of all the receivable amounts existing on the date of the balance sheet. Provisions for doubtful accounts are recorded in an amount considered sufficient by the companies’

¡  Advanced marketing expenses were expensed in the statement of operations.

¡  Remaining items – Market value identical to book value, considering that it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
management to cover probable losses in the liquidation of receivables. Historically, the companies have not recorded significant losses in client account receivables.
INVENTORY

Represented primarily by:

¡  Finished Products Inventory;

¡  Products under development;

¡  Raw Materials;

¡  Production materials;

¡  Warehouse (almoxarifado) and others;

¡  Advances; and

¡  Provision for losses.

¡  Finished Products Inventories were adjusted to market value using the EBIT basis as profit margin.

¡  Remaining items – Market value identical to book value, considering it did not present a relevant mark-to-market adjustment.

DEFFERED AND RECOVERABLE INCOME TAX AND SOCIAL CONTRIBUTION

Taxes recoverable are substantially represented by Withholding Tax and Advanced IRPJ (Corporate Entity Income Tax) and CSLL (Social Contribution on Net Income), among others.

Deferred taxes obtained primarily on temporary differences, fiscal losses, and negative social contribution taxable basis are accounted for to the extent of any future taxable profit at a sufficient level for full or partial use of the deferred taxes.

¡ Market value identical to book value, considering it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
INVESTMENTS	Participation in Direct and Indirect Subsidiaries, valued by the equity method of accounting.

¡  The balances were adjusted by the effects of the market adjustments reflected on the shareholders’ equity of the subsidiaries, appraised under the same methodologies and valuation criteria as the controlling company.

BUILDINGS	Assets of extreme relevance to the business. Appraised at market prices according to their substitution cost, and applying the project’s parameters. The methodology and respective calculations are further detailed in Annex 2.	¡ Market value.
MACHINERY AND EQUIPMENT	Assets of extreme relevance to the business. Appraised at market prices according to their substitution cost, and applying the project’s parameters. The methodology and respective calculations are further detailed in Annex 2.	¡ Market value.
INSTALLATIONS	Assets of extreme relevance to the business. Appraised at market prices according to their substitution cost, and applying the project’s parameters. The methodology and respective calculations are further detailed in Annex 2.	¡ Market value.
OTHER FIXED ASSETS	Represented by Utensils and Accessories and Fixed Assets under construction.	¡ Market value maintained, considering it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
OTHER INTANGIBLES

Represented by assets with a defined useful lifespan, such as:

¡  Distribution Agreements; and

¡  Software.

The term for the amortization of intangible assets with a defined useful lifespan is five years, and the amortization is calculated based on the annual rate of 20%, and recognized for the fiscal year results based on the linear method.

¡  For purposes of compliance with Section 264 of the Brazilian Corporation Law, the appraiser chose the historic cost values as the best reference, aiming to purge the influence of the scenario and future profitability projections present in the traditional valuation methodologies at market prices for this group of assets.

TRADEMARKS	Identified trademarks, of extreme relevance to the business; valuated at market prices by the royalty relief method. The methodology and respective calculations are further detailed in Annex 3.	¡ Market value.
GOODWILL	Goodwill encountered in the appraised subsidiaries.

¡  Goodwill previously calculated was disregarded, since goodwill based on future profitability is not recognized by the methodology of appraising net equity at market value, as provided in Section 264 of the Brazilian Corporation Law.

ACCOUNTS PAYABLE AND OTHER ACCOUNTS PAYABLE	Represented substantially by: ¡ Suppliers and accrued expenses; ¡ Indirect taxes payable (ICMS, PIS, COFINS etc.); ¡ Dividends and interest on shareholders’ equity payable; and	¡ Market value identical to book value, considering it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
¡ Related parties, especially commercial purchase and sale transactions.
LOANS AND FINANCING	Relates to bank loans with or without guarantees and debentures. The companies’ debts were structured in such a manner as to not concentrate any significant maturity date in a specific year, and are also subject to different interest rates.

¡  For the 2017 Note of COMPANHIA DE BEBIDAS, market value was applied.

¡  For the remaining items, book value was maintained, considering that such transactions were calculated based on their fair value, when applicable.

PROVISIONS FOR CONTINGENCIES	Represented by the balances of the provisions for Labor, Tax and Civil contingencies, whose risk levels are classified as PROBABLE. For the valuation of COMPANHIA DE BEBIDAS and its subsidiaries, no provision is made for contingencies classified as having POSSIBLE or REMOTE of enforceability, though in some cases similar matters may be classified at different risk level categories due to peculiar factual and procedural situations of each specific case. However, in some situations, judicial deposits are made due to legal requirements or with a view to being conservative.	¡ Market value identical to book value, considering it did not present a relevant mark-to-market adjustment.
EMPLOYEE BENEFITS	Represented primarily by retirement plans: ¡ Defined Contribution Plans; ¡ Defined Benefit Plans; ¡ Benefits such as medical assistance, dental assistance and others.	¡ Market value identical to book value, considering it did not present a relevant mark-to-market adjustment.

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ACCOUNT GROUP	BASIS	APPRAISAL CRITERIA
NET EQUITY	Market adjustment – Result of the valuation at market price of Assets, Rights and Obligations, net of tax effects.	¡ Adjusted by appreciation or depreciation of the assets and liabilities appraised, net of tax effects.

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7. APPRAISAL OF THE NET EQUITY AT MARKET PRICES OF COMPANHIA DE BEBIDAS

This Report applied the assets approach for the appraisal of the Net Equity at market prices of COMPANHIA DE BEBIDAS. In this approach, relevant assets and liabilities were appraised according to the criteria detailed in Chapter 6, so as to reflect their fair market value.

RELEVANT ASSETS

In order to achieve the value of the Net Equity at market prices of COMPANHIA DE BEBIDAS, it was necessary to appraise the company’s relevant operating assets, i.e., all fixed assets and trademarks.

PROPERTY, PLANT AND EQUIPMENT

The assets in property, plant and equipment line item relating to equipment are of extreme relevance among the set of COMPANHIA DE BEBIDAS’ operating assets. Real estate and buildings are also assets of great importance in the beverage segment. The appraisal methodology of these assets can be found in Annex 2 of this Report and the results are summarized in the table to the right:

	Total
TOTAL PROPERTY, PLANTS & EQUIPMENT – Accounting		7,493,697,153
Real Estate		2,166,268,445
Plants		101,551,896
Buildings		2,064,716,548
Improvement		63,881,538
Plantations		2,328,697
Other Real Estate		39,745
Afforestation and Reforestation		7,350
Other Goods		32,395
Furniture, Vehicles and Computers		84,596,761
Furniture and Fixtures		29,448,995
Vehicles		4,387,475
Goodwill CBB - Incorporation		-
Computer Equipment		50,760,291
Equipments		3,719,500,045
Agricultural Equipment		2,805
Equipments and Machinery		3,719,497,240
Instalation		30,464,846
Equipment for external use		622,894,361
Goods for external use		334,617,893
Current Assets		288,276,468
Stores		3,460,896
On going fixed assets		810,914,657
Provision for Loss		(10,652,837)
Provision for Loss – External use		(149,369)
Provision for Loss – Current Asset		(10,503,468)

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INTANGIBLES

The intangible assets considered for this appraisal were the trademarks owned by COMPANHIA DE BEBIDAS relating to beers, sodas and other beverages, especially those indicated in Chapter 5.

VALUATION OF OTHER ASSETS AND LIABILITIES

For the remaining assets and liabilities of COMPANHIA DE BEBIDAS, the criteria detailed in Chapter 6 were applied, according to the spreadsheets provided in Annex 4.

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VALUE OF THE NET EQUITY AT MARKET PRICES OF COMPANHIA DE BEBIDAS

The table below presents the value of the Net Equity at Market Prices of COMPANHIA DE BEBIDAS as of the reference date of this Report, with the respective adjustments of the main line items:

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	FINANCIAL STATEMENT
BALANCE SHEET (Reais)	BALANCE ON 12/31/2012	MARKET ADJUSTMENT	MARKET BALANCE
CURRENT ASSETS	7,124,782,634	-496,082,391	6,628,700,242
NON CURRENT ASSETS	42,194,610,667	7,404,056,793	49,598,667,460
LONG TERMS ASSETS	2,007,371,735	133,146,508	2,140,518,243
FIXED ASSETS	40,187,238,932	7,270,910,286	47,458,149,218
Investments	34,291,811,566	-11,710,719,393	22,581,092,173
Property, Plants and Equipments	5,408,515,942	2,085,181,210	7,493,697,153
Intangible	486,911,424	16,896,448,468	17,383,359,892
TOTAL ASSETS	49,319,393,301	6,907,974,402	56,227,367,703
CURRENT LIABILITIES	11,697,479,111	28,622,000	11,726,101,111
NON CURRENT LIABILITIES	8,758,170,335	6,566,632,903	15,324,803,238
LONG TERM LIABILITIES	8,758,170,335	6,566,632,903	15,324,803,238
SHAREHOLDERS’ EQUITY	28,863,743,855	312,719,499	29,176,463,354
TOTAL LIABILITIES	49,319,393,301	6,907,974,402	56,227,367,703

23	Report SP-0050/13-01

VALUE OF COMPANHIA DE BEBIDAS’ SHARES

3,126,909,423 shares	VALUE PER SHARE
Book equity value	R$ 9.230758
Adjustment per share	R$ 0.100009
Equity value adjusted at market price	R$ 9.330767

24	Report SP-0050/13-01

8. APPRAISAL OF THE NET EQUITY AT MARKET PRICES OF AMBEV S.A.

This Report applies the assets approach for the appraisal of the Net Equity at markets price of AMBEV S.A. Pursuant to this methodology, relevant assets and liabilities were appraised so as to reflect their fair market values, according to the criteria detailed in Chapter 6.

RELEVANT ASSETS

Considering that AMBEV S.A. is a holding company, the relevant asset is represented by the corporate interest held by AMBEV S.A. in COMPANHIA DE BEBIDAS, appraised by the equity method of accounting.

VALUATION OF OTHER ASSETS AND LIABILITIES

For the remaining assets and liabilities of AMBEV S.A., the criteria detailed in Chapter 6 were applied, according to the calculation spreadsheets provided in Annex 4.

SUBSEQUENT TRANSACTIONS

Additionally, we considered the following transactions that were implemented by AMBEV S.A. in June 17 2013:

¡	IIBV contributed to AMBEV S.A. 1,669,193,464 shares of COMPANHIA DE BEBIDAS in the amount of R$ 15,688,235,750.00 (fifteen billion, six hundred eighty eight million, two hundred thirty five thousand and seven hundred and fifty reais);

¡	AmBrew contributed to AMBEV S.A. 254,551,331 shares of COMPANHIA DE BEBIDAS in the amount of R$ 725,521,626.00 (seven hundred twenty five million, five hundred twenty one thousand, six hundred twenty six reais);

¡	AMBEV S.A. executed a reverse stock split of its shares so that its capital shall decrease from 10,308,306,399 shares to 9,693,597,815 shares, without modification of its corporate capital amount.

25	Report SP-0050/13-01

VALUE OF THE NET EQUITY AT MARKET PRICES OF AMBEV S.A.

The table below provides the value of the Net Equity at Market Prices of AMBEV S.A. as of the reference date of this Report, with the respective adjustments of the main line items:

AMBEV S.A.	FINANCIAL STATEMENT
BALANCE SHEET (R$)	BALANCE ON 12/31/2012	Own Market Adjustment	BALANCE AFTER RECLASSIFICATION	SUBSEQUENT EVENT (b)	PRO FORMA BALANCE I	Equivalence adjustment	PRO FORMA BALANCE II	Subsidiary Market Adjustment	MARKET BALANCE
CURRENT ASSETS	71,641,000	-	71,641,000	-	71,641,000	-	71,641,000	-	71,641,000.00
NON CURRENT ASSETS	1,284,324,967	-1,024,996,967	259,328,000	16,413,757,376	16,673,085,376	1,189,963,929	17,863,049,305	193,429,565	18,056,478,869
LONG TERMS ASSETS	1,284,324,967	-1,274,660,000	9,664,967	0	9,664,967.45	-	9,664,967.45	-	9,664,967.45
FIXED ASSETS	-	249,663,033	249,663,033	16,413,757,376	16,663,420,409	1,189,963,929	17,853,384,337	193,429,565	18,046,813,902
Investments	-	249,663,033	249,663,033	16,413,757,376	16,663,420,409	1,189,963,929	17,853,384,337	193,429,565	18,046,813,902
Property, Plants and Equipments	-	-	-	-	-	-	-	-	-
Intangible	-	-	-	-	-	-	-	-	-
TOTAL ASSETS	1,355,965,967	-1,024,996,967	330,969,000	16,413,757,376	16,744,726,376	1,189,963,929	17,934,690,305	193,429,565	18,128,119,869
CURRENT LIABILITIES	30,259,000	-	30,259,000	-	30,259,000	-	30,259,000	-	30,259,000
NON CURRENT LIABILITIES	348,499,967	-348,499,967	-	-	-	-	-	-	-
LONG TERM LIABILITIES	348,499,967	-348,499,967	-	-	-	-	-	-	-
SHAREHOLDERS’ EQUITY	977,207,000	-676,497,000	300,710,000	16,413,757,376	16,714,467,376	1,189,963,929	17,904,431,305	193,429,564.77	18,097,860,869
TOTAL LIABILITIES	1,355,965,967	-1,024,996,967	330,969,000	16,413,757,376	16,744,726,376	1,189,963,929	17,934,690,305	193,429,565	18,128,119,869

(a)	As of this event, the investment is appraised by the equity method of accounting; consequently, the long-term asset called “Investment in Membership Shares” reaching an amount of R$ 1,274.66 million, valued at market prices, was reclassified to the “Investment” line item, and this value represents the book value of AMBEV S.A.’s investment in COMPANHIA DE BEBIDAS.
(b)	Contribution of shares, based on historic value, held by IIBV and of AmBrew.

26	Report SP-0050/13-01

VALUE OF THE SHARES OF AMBEV S.A.

9,693,597,815 shares	VALUE PER SHARE

Book equity value	R$ 1.847037

Adjustment per share	R$ 0.019954

Equity value adjusted at market price	R$ 1.866991

27	Report SP-0050/13-01

9. CONCLUSION

In light of the analyses of the previously mentioned documents, and based on studies conducted by APSIS, the experts conclude that the ratio to exchange shares of COMPANHIA DE BEBIDAS for shares of AMBEV S.A., as appraised by the value of the Net Equities of these companies at Market Prices through the assets approach, on December 31, 2012, is of:

4.997757 shares of AMBEV S.A. for 01 share of COMPANHIA DE BEBIDAS

Appraisal Report SP-0050/13-01 was prepared in the form of a Digital Report (electronic document in Portable Document Format—PDF), with the digital certification of its technical officials and printed by APSIS, composed of 29 (twenty-nine) pages typed on one side and 5 (five) annexes. APSIS Consultoria Empresarial Ltda., CREA/RJ 1982200620 and CORECON/RJ RF/02052, a company specialized in asset valuation, legally represented hereunder by its executive, makes itself available to provide any further clarifications that may be required.

São Paulo, June 19, 2013.

MARCIA APARECIDA DE LUCCA CALMON Director	DANIEL GARCIA Project Manager

28	Report SP-0050/13-01

10. LIST OF ANNEXES

1.	SUPPORTING DOCUMENTS

2.	VALUATION OF FIXED ASSETS

3.	VALUATION OF TRADEMARKSS

4.	VALUATION CALCULATIONS

5.	GLOSSARY AND PROFILE OF APSIS

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

29	Report SP-0050/13-01

ANNEX 1

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

Brazilian Taxpayer (CNPJ) No. 02.808.708/0001-07

NIRE 35.300.157.770

Public Company

MATERIAL FACT NOTICE

Pursuant to CVM Instruction No. 358/2002, Companhia de Bebidas das Américas – AmBev (the “Company” or “AmBev”) hereby announces that it intends to propose for deliberation by the Company’s shareholders, at an extraordinary general shareholders’ meeting of the Company to be convened in the first half of 2013 (the “EGM”), a corporate restructuring to transition the Company’s current dual stock capital structure comprised of voting common shares (“ON”) and non-voting preferred shares (“PN”) to a new, single-stock capital structure comprised exclusively of voting common shares.

The purpose of the proposed corporate restructuring is to simplify AmBev’s corporate structure and improve its corporate governance with a view to increasing liquidity to all shareholders, eliminating certain operating and administrative costs and providing more flexibility for management of the Company’s capital structure.

Steps for the Corporate Restructuring

If approved, the proposed restructuring will be implemented by means of a stock swap merger under the Brazilian Corporations Law (the “Stock Swap Merger”) according to which, as a result of an affirmative shareholder vote, all issued and outstanding shares of AmBev, including in the forms of American Depositary Receipts (“ADRs”) but excluding AmBev shares and ADRs held by InBev Participações S.A. (“InBev Part.”), a company controlled by Interbrew International B.V. (“IIBV”), which in turn is a subsidiary of Anheuser-Busch InBev S.A./N.V. (“ABI”), shall be exchanged for newly-issued common shares and ADRs of InBev Part. As a result of the Stock Swap Merger, all holders of AmBev’s preferred and common shares (including in the form of ADRs), other than InBev Part., will receive newly-issued common shares and, in some cases, ADRs of InBev Part. in exchange for their existing AmBev equity securities. For purposes of the Stock Swap Merger, equal value will be ascribed to each common and preferred share of AmBev.

The corporate restructuring described above will also include certain preliminary steps to the Stock Swap Merger, including the contribution to InBev Part. of all AmBev shares indirectly held by ABI through IIBV and AmBrew S.A. (“AmBrew”), which also is a subsidiary of ABI. Nonetheless, these preliminary steps will not affect the Stock Swap Merger’s exchange ratio to be proposed at the Stock Swap Merger EGM or dilute AmBev’s shareholders.

The simplified organizational chart set forth below shows the current corporate structure of the Company and its corporate structure following the Stock Swap Merger:

Procedures for Approval

Minority holders of both the common and preferred shares of AmBev will participate in the deliberation process that will evaluate the Stock Swap Merger. During the Stock Swap Merger EGM, the minority holders of AmBev preferred shares will have the opportunity to separately express their opinion on the transaction.

ABI and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“FAHZ”) have already informed the Company’s management that they will defer to the opinion on the Stock Swap Merger that the Company’s other common and preferred shareholders shall separately express at the Stock Swap Merger EGM.

To this end, ABI and FAHZ will either abstain from voting or will vote their common shares in a manner to ensure that the implementation of the Stock Swap Merger shall be a result of the favorable opinion of minority holders of both the common and preferred shares of AmBev.

Governance After the Restructuring

The common shares of InBev Part. will confer to its holders the same rights and privileges currently conferred by the common shares of AmBev. The bylaws of InBev Part. (which will have its corporate name changed to AmBev S.A. if the Stock Swap Merger is approved) will be substantially identical to the Company’s current bylaws, except that: (i) the minimum mandatory dividend will be increased from 35% to 40% of adjusted net income for the year and (ii) the board of directors will include two independent members.

The terms of the Company’s current shareholders’ agreement to which AmBrew, IIBV and FAHZ are parties (the “Shareholders’ Agreement”) will remain unchanged when they become applicable to InBev Part., which at that point will have been renamed AmBev S.A. In addition, the referred parties have already initiated discussions to renegotiate new terms for the Shareholders’ Agreement to become effective on July 1, 2019. These new terms will be disclosed in due course once negotiations are finalized.

Additional Information

Prior to the Stock Swap Merger EGM, InBev Part. intends to submit to the Brazilian Securities Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”) all applicable registration applications that may be required in connection with the transaction in order to permit that, as soon as reasonably possible, the shares of InBev Part. to be received by AmBev’s shareholders as a result of the Stock Swap Merger be tradeable on the São Paulo Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) and, in the form of ADRs, on the New York Stock Exchange.

Following the conclusion of all proceedings for the transfer of the Company’s operations to InBev Part., it is intended that AmBev, which at that point will have become a wholly-owned subsidiary of InBev Part., shall be merged with and into InBev Part. together with other subsidiaries of the Company with a view to further simplifying the group’s corporate structure, reducing operating costs and capturing approximately R$105 million in goodwill currently existing at the InBev Part. level, thereby sharing this benefit with all of AmBev’s shareholders.

Pursuant to Section 137 of the Brazilian Corporations Law, those common shareholders of the Company who do not vote in favor of the Stock Swap Merger will be entitled to withdraw from the Company by exercising appraisal rights. To be eligible to exercise appraisal rights, holders of AmBev common shares must continuously hold their shares as from the close of trading on December 7, 2012 until their exercise of those rights.

The implementation of the Stock Swap Merger is subject to the approval by the Company’s EGM that will deliberate on the matter, the execution of a stock swap merger agreement under Brazilian Corporations Law (protocolo de incorporação) and obtaining the required registrations from the competent authorities.

Additional information on the proposed transaction, including those required by CVM Instruction No. 319/1999, such as the fair value appraisal report that will back-up AmBev’s capital increase resulting from the Stock Swap Merger, will be disclosed in due course when available.

A presentation on the main aspects of the corporate restructuring discussed in this material fact notice will be available on the Company’s investor relations website (www.ambev-ir.com), as well as on the websites of the SEC (www.sec.gov), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

Rothschild is the financial advisor of AmBev in this transaction.

São Paulo, December 7, 2012.

Companhia de Bebidas das Américas - AmBev

Nelson José Jamel

Investor Relations Officer

Statements contained in this material fact notice may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this material fact notice that do not describe historical facts, such as statements regarding the declarations or payment of dividends, the directions of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Forward-looking statements speak only as of the date they are made and there is no obligation requiring that this material fact notice and the forward-looking statements contained herein be updated to reflect changes in the outlook of future market or other conditions.

Additional Information for U.S. Holders:

This material fact notice is for informational purposes only and is not an offer to purchase or sell any securities. Unless an exemption from SEC registration is available, the distribution of InBev Part. shares and ADRs to U.S. holders of AmBev shares and ADRs will be made only pursuant to an effective SEC registration statement that InBev Part. intends to file with the SEC.

The Company urges investors to carefully read the SEC registration statement and other documents pertaining to the Stock Swap Merger when they become available, as they will contain important information about the transaction. These documents will be available to investors free of charge on the SEC’s website at www.sec.gov or from the Company.

ANNEX 2

VALUATION REPORT SP-0050/13-01	ANNEX 2A - EQUIPMENT & MACHINERY

	COMPANHIA DE BEBIDAS DAS AMERICAS - Ambev
	Value	Depreciation	Exhaustion	Total
TOTAL PROPERTY, PLANTS & EQUIPMENT - Accounting	11,355,439,922	(5,943,707,537)	(3,216,442)	5,408,515,942
Real Estate	1,566,293,788	(735,375,080)		830,918,708
Plants	101,551,896			101,551,896
Buildings	1,464,741,892	(735,375,080)		729,366,812
Improvement	552,190,049	(114,691,838)		437,498,211
Plantations	5,541,988		(3,213,292)	2,328,697
Other Real Estate	42,895		(3,150)	39,745
Afforestation and Reforestation	10,500		(3,150)	7,350
Other Goods	32,395			32,395
Furniture, Vehicles and Computers	454,861,489	(370,383,554)		84,477,935
Furniture and Fixtures	116,837,202	(87,507,033)		29,330,169
Vehicles	32,474,237	(28,086,762)		4,387,475
Goodwill CBB - Incorporation	144,579,000	(144,579,000)		-
Computer Equipment	160,971,051	(110,210,760)		50,760,291
Equipments	5,619,702,708	(3,174,130,888)		2,445,571,820
Agricultural Equipment	240,145	(237,340)		2,805
Equipments and Machinery	5,619,462,563	(3,173,893,548)		2,445,569,015
Instalation	365,753,921	(184,690,171)		181,063,750
Equipment for external use	1,983,365,258	(1,360,470,897)		622,894,361
Goods for external use	1,215,187,042	(880,569,149)		334,617,893
Current Assets	768,178,216	(479,901,748)		288,276,468
Stores	7,426,006	(3,965,110)		3,460,896
On going fixed assets	810,914,657			810,914,657
Provision for Loss	(10,652,837)			(10,652,837)
Provision for Loss - External use	(149,369)			(149,369)
Provision for Loss - Current Asset	(10,503,468)			(10,503,468)

APSIS CONSULTORIA EMPRESARIAL LTDA.	36

VALUATION REPORT SP-0050/13-01	ANNEX 2A - EQUIPMENT & MACHINERY

Total
TOTAL PROPERTY, PLANTS & EQUIPMENT - Accounting	7,493,697,153
Real Estate	2,166,268,445
Plants	101,551,896
Buildings	2,064,716,548
Improvement	63,881,538
Plantations	2,328,697
Other Real Estate	39,745
Afforestation and Reforestation	7,350
Other Goods	32,395
Furniture, Vehicles and Computers	84,596,761
Furniture and Fixtures	29,448,995
Vehicles	4,387,475
Goodwill CBB - Incorporation	-
Computer Equipment	50,760,291
Equipments	3,719,500,045
Agricultural Equipment	2,805
Equipments and Machinery	3,719,497,240
Instalation	30,464,846
Equipment for external use	622,894,361
Goods for external use	334,617,893
Current Assets	288,276,468
Stores	3,460,896
On going fixed assets	810,914,657
Provision for Loss	(10,652,837)
Provision for Loss - External use	(149,369)
Provision for Loss - Current Asset	(10,503,468)

APSIS CONSULTORIA EMPRESARIAL LTDA.	37

VALUATION REPORT SP-0050/13-01	ANNEX 2A - EQUIPMENT & MACHINERY

Total
TOTAL PROPERTY, PLANTS & EQUIPMENT - Accounting	2,085,181,210
Real Estate	1,335,349,736
Plants	0
Buildings	1,335,349,736
Improvement	(373,616,673)
Plantations	-
Other Real Estate	-
Afforestation and Reforestation	-
Other Goods	-
Furniture, Vehicles and Computers	118,826
Furniture and Fixtures	118,826
Vehicles	-
Goodwill CBB - Incorporation	-
Computer Equipment	0
Equipments	1,273,928,225
Agricultural Equipment	-
Equipments and Machinery	1,273,928,225
Instalation	(150,598,904)
Equipment for external use	-
Goods for external use	(0)
Current Assets	0
Stores	(0)
On going fixed assets	0
Provision for Loss	0
Provision for Loss - External use	-
Provision for Loss - Current Asset	0

APSIS CONSULTORIA EMPRESARIAL LTDA.	38

ASSESSMENT METHODOLOGY OF MACHINERY AND EQUIPMENT

METHOD OF COST QUANTIFICATION

DEPRECIATION BY HELIO CAIRES METHOD

This method consists in obtaining the value of a machine and/or equipment, new, exactly state or similar, through market research with manufacturers, suppliers and / or representatives, plus, if applicable, the costs of assembly, installation and transportation.

It is made a research of prices of new objects according to its manufacturers or similar, with the application of depreciation for the definition of the market value. It analyzes the physical and technological characteristics of the objects, covering the various functions, operations performance (output, the produced product quality, the unit cost for each produced part), built structures (frame, drives and controls) and optional items, among others.

For the identification of depreciation, in addition to the features observed in the inspection, are also considered useful life, lived life, residual values, the state of conservation and the obsolescence of the object. The depreciation will be calculated from the useful life probable variation curve. Thus, the market value of the equipment used will be determined from the value of new equipment’s, considering lived age and residual value, indexed to a curve or mathematical function, which is limited by the useful life of the object.

Having the characteristics and values, we compared the machinery and equipment, assigning to each relevant depreciation value.

The choice of the function that defines the coefficient of depreciation was done according to the type of equipment assessed, choosing the method of Caires.

This method allows calculating the depreciation coefficient, according to the conditions of maintenance and workload.

WORK FACTOR

WORK TYPE	FACTOR
Null	0

Light	5

Normal	10

Heavy	15

Extreme	20

39	Report SP-0050/13-01 - Annex 2B

MAINTENANCE FACTOR

TYPE OF MAINTENANCE	FACTOR
Absent	0

Tolerable	5

Normal	10

Rigorous	15

Perfect	20

OBJECTS AGE OR OPERATIONAL AGE (t):

Operational ages will be determined by sectors of production, depending on the workload. For machines with more advanced operational ages, due to the fact of having suffered reforms and being in good condition, we adopted the concept of “apparent age”.

ESTIMATED USEFUL LIFE (T)

According to secondary primary concepts of mechanical project, every machine is formed by the composition of elements which, when initiating its operational life, follows the law of decreasing its work capability, which is generally represented by 3 (three) cycles:

SOFTENING: cycle of adjustment with loss of material. Later it tends to be an improvement in its functioning.

OPERATION: cycle where the machine is in its normal capacity of production and the loss of material to wear is slow and insignificant; however, during certain time called “Operational Lifetime”, the set loses its operational capacity to the point where it must suffer a partial or complete reconditioning before an irreversible collapse.

COLLAPSE: this cycle, the removal of material occurred during the operation stage culminates in the collapse, making the machine sunk, leaving only what is called “State or Residual Value.”

The useful life will be determined by the type of equipment and industrial sector in question, by using engineering tables.

Residual Value (RV)

The residual value stems from the operational lifetime of the object, corresponding to what is left of the machine after the end of their operational lifetime, given in percentages, as a rule, lie in the range of 5 to 20% of the value of new equipment. This variation follows the following principles:

Machines that operate producing parts with small tolerances and low chances of reinstatement may have high residual value, if they can be reused in other lines.

Machines that do not allow rebuilds, but preserves the components for reuse have residual value relative to the value of the same and the balance in junk.

Machines that do not allow refurbishment and reuse of parts have residual value equivalent of junk.

40	Report SP-0050/13-01 - Annex 2B

For machinery, equipment and facilities evaluated in this study, the residual value was considered as a percentage of 1% to 10% of the replacement value of the object.

OTHER IMPORTANT OBSERVATIONS ADOPTED IN THIS MODEL

The cycle life adopted for the COMPANHIA DE BEBIDAS’ fixed assets were rectified and/or ratified based on information adopted for the COMPANHIA DE BEBIDAS’ segment. Therefore, the site visit in loco was not applied for all company’s units, once APSIS already had a historical database and experience for this depuration, where the checkpoint was applied and the checklist was filled evaluating the operation and condition of the environment.

For the remaining useful life, was identified, through a site visit in strategic units, that there is a preventive maintenance plan.

41	Report SP-0050/13-01 - Annex 2B

ANNEX 3

VALUATION REPORT SP-0050/13-01	ANNEX 3A - TRADEMARK CASH FLOW

COMPANHIA DE BEBIDAS
TRADEMARKS CASH FLOW	Unit	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5

Royalty	%	7.0%	7.0%	7.0%	7.0%	7.0%
Income Tax - Brazil	%	34.0%	34.0%	34.0%	34.0%	34.0%
Income Tax - NA	%	26.0%	26.0%	26.0%	26.0%	26.0%
Income Tax - HILA	%	29.0%	29.0%	29.0%	29.0%	29.0%
Income Tax - LAS	%	35.0%
Net Revenue - NA	R$ ‘000	1,554,161	1,585,245	1,616,949	1,649,288	1,682,274
Net Revenue - Beer Trademark	R$ ‘000	1,554,161	1,585,245	1,616,949	1,649,288	1,682,274
Royalty Savings - After Tax	R$ ‘000	80,506	82,116	83,758	85,433	87,142
Beer Trademark family value - NA	R$ ‘000	977,931
Consolidated trademark value - NA	R$ ‘000	977,931

Net Revenue - BRAZIL	R$ ‘000	22,462,872	25,660,913	29,383,030	33,726,636	38,809,075
Net Revenue - Beer Trademark	R$ ‘000	19,801,734	22,660,705	25,998,979	29,907,935	34,498,061
Royalty Savings - After Tax	R$ ‘000	914,840	1,046,925	1,201,153	1,381,747	1,593,810
Beer Trademark family value - Brazil	R$ ‘000	16,614,109
Net Revenue - Soft drink Trademark	R$ ‘000	2,389,787	2,708,088	3,069,463	3,479,802	3,945,809
Royalty Savings - After Tax	R$ ‘000	110,408	125,114	141,809	160,767	182,296
Soft drink Trademark family value - Brazil	R$ ‘000	1,915,311
Net Revenue - Trademark NANC	R$ ‘000	271,351	292,120	314,589	338,899	365,205
Royalty Savings - After Tax	R$ ‘000	12,536	13,496	14,534	15,657	16,872
NANC Trademark family value - Brazil	R$ ‘000	182,623
Consolidated trademark value - Brazil	R$ ‘000	18,712,044

Net Revenue - HILA	R$ ‘000	706,660	831,272	947,233	1,052,844	1,151,425
Beer	R$ ‘000	706,660	831,272	947,233	1,052,844	1,151,425
Royalty Savings - After Tax	R$ ‘000	35,121	41,314	47,077	52,326	57,226
Beer Trademark family value - Hila	R$ ‘000	606,525
Consolidated trademark value - Hila	R$ ‘000	606,525

Net Revenue - LAS	R$ ‘000	4,703,767	5,322,783	6,023,261	6,815,922	7,712,898
Beer	R$ ‘000	4,349,892	4,922,338	5,570,118	6,303,146	7,132,640
Royalty Savings - After Tax	R$ ‘000	197,920	223,966	253,440	286,793	324,535
Beer Trademark family value - LAS	R$ ‘000	3,413,191
Soft drink	R$ ‘000	353,875	400,445	453,143	512,777	580,258
Royalty Savings - After Tax	R$ ‘000	16,101	18,220	20,618	23,331	26,402
Soft drink Trademark family value - LAS	R$ ‘000	277,672
Consolidated trademark value - LAS	R$ ‘000	3,690,862

APSIS CONSULTORIA EMPRESARIAL LTDA.	43

VALUATION REPORT SP-0050/13-01	ANNEX 3A - DISCOUNT RATE

COST OF EQUITY

RISK FREE (Rf)	3.0%

BETA d	0.35

BETA r	0.57

PREMIUM RISK (Rm - Rf)	6.6%

COUNTRY RISK (BRAZIL)	1.4%

SIZE PREMIUM (Rs)	1.7%

Re (=)	9.9%
CAPM

COST OF EQUITY (US$)	9.9%

COST OF EQUITY (R$)	12.6%

NOMINAL CAPM (=)	12.6%

APSIS CONSULTORIA EMPRESARIAL LTDA.	44

VALUATION REPORT SP-0050/13-01	ANNEX 3A - TRADEMARK VALUE

PERPETUITY GROWTH per year	4.5%	4.5%	4.5%
DISCOUNT RATE per year	13.6%	12.6%	11.6%
COMPANHIA DE BEBIDAS’ TRADEMARK EVALUATION
OPERATING CASH FLOW	6,424,004	6,568,327	6,718,290
DISCOUNTED RESIDUAL VALUE	14,891,841	17,419,035	20,700,952
COMPANHIA DE BEBIDAS’ TRADEMARKET VALUE (R$ ‘000)	21,315,845	23,987,362	27,419,242

APSIS CONSULTORIA EMPRESARIAL LTDA.	45

ASSUMPTIONS FOR TRADEMARK’S CASH FLOW PROJECTION

INCOME AND OUTCOME	ASSUMPTIONS	LOGIC
NET OPERATING REVENUE (NOR)

The Trademark’s net revenue are considered separately by territory and product, as it follows:

TERRITORY: BRAZIL

¡  BEER: considered revenue of R$ 19,461 million in YEAR 01, R$ 22,275 million in YEAR 02, R$ 25,563 million in YEAR 03, R$ 29,414 million in YEAR 04 and R$ 33,940 million in YEAR 05.

¡  SOFT DRINK: considered revenue of R$ 2,390 million in YEAR 01, R$ 2,708 million in YEAR 01, R$ 3,069 million in YEAR 03, R$ 3,480 million in YEAR 04 and R$ 3,946 million in YEAR 05.

¡  NANC: considered revenue of R$ 271.4 million in YEAR 01, R$ 292.1 million in YEAR 02, R$ 314.6 million in YEAR 03, R$ 338.9 million in YEAR 04 and R$ 365.2 million in YEAR 05.

¡  The values considered for Brazil trademarks had their growth based on the historical growth of the company.

¡  The values considered for NA trademarks had their growth based on the American inflation projection.

¡  The values considered for HILA trademarks had their growth based on the Brazilian’s growth, due to the proximity of territory and local operation of the trademarks.

TERRITORY: NA
¡ BEER: considered revenue of R$ 1,554 million in YEAR 01, R$ 1,585 million in YEAR 02, R$ 1,617 million in YEAR 03, R$ 1,649 million in YEAR 04 and R$ 1,682 million in YEAR 05.
TERRITORY: HILA
¡ BEER: considered revenue of R$ 340.6 million of YEAR 01, R$ 385.4 million in YEAR 02, R$ 436.1 million in YEAR 03, R$ 493.5 million in YEAR 04 and R$ 558.5 million in YEAR 05.

46	Report SP-0050/13-01 - Annex 3B

INCOME AND OUTCOME	ASSUMPTIONS	LOGIC
TERRITORY: LAS
¡ BEER: considered revenue of R$ 4,350 million in YEAR 01, R$ 4,922 million in YEAR 02, R$ 5,570 million in YEAR 03, R$ 6,303 million in YEAR 04 and R$ 7,133 million in YEAR 05.
¡ SOFT DRINK: considered revenue of R$ 354.0 million of YEAR 01, R$ 400.6 million in YEAR 02, R$ 453.3 million in YEAR 03, R$ 512.9 million in YEAR 04 and R$ 580.4 million in YEAR 05.
ROYALTY TAX	Applied a 7.0% medium tax over Net Operating Revenue generated by each trademark.	¡ Considered the medium royalty used in trademark licensed by the company.
ROYALTY SAVINGS

It was considering the following values for royalty savings generated by revenues of each trademark:

¡  BRAZIL: R$ 1,022 million in YEAR 01, R$ 1,168 million in YEAR 02, R$ 1,337 million in YEAR 03, R$ 1,535 million in YEAR 04 and R$ 1,767 million in YEAR 05.

¡  NA: R$ 71.8 million in YEAR 01, R$ 73.2 million in YEAR 02, R$ 74.037 million in YEAR 03, R$ 76.2 million in YEAR 04 and R$ 77.7 million in YEAR 05;

¡  HILA: R$ 15.7 million in YEAR 01, R$ 17.8 million in YEAR 02, R$ 20.1 million in YEAR 03, R$ 22.8 million in YEAR 04 and R$ 25.8 million in YEAR 05.

¡  LAS: R$ 217.3 million in YEAR 01, R$ 245.9 million in YEAR 02, R$ 278.3 million in YEAR 03, R$ 314.9 million in YEAR 04 and R$ 356.3 million in YEAR 05.

¡  To calculate the royalty savings value it was applied the medium royalty, discounted by the income tax, over the net revenue, as it follows:

¡    NOR x ROYALTY x (1-Income Tax), being 5,0% royalty and 34,0% of Income Tax.

INCOME TAX	The COMPANHIA DE BEBIDAS is taxed in actual profit.	¡ Using fixed rate of 34.0%, as:
¡ Income Tax = 25.0%
¡ Social Contribution = 9.0%

47	Report SP-0050/13-01 - Annex 3B

DISCOUNT RATE DETERMINATION

The Discount Rate was calculated using CAPM – Capital Asset Pricing Model, model which the cost of equity is determined by the cost of the equity of the own company.

Highlighted beneath there are the main sources of parameters to determine the discount rate:

¡	Risk Free Rate (cost of equity): Corresponds to yield, in 12/31/2012, of US T-Bond 30 years (Federal Reserve), site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml

¡	Beta d: equivalent to the media Beta of the sector, search in Bloomberg’s data base. The data supplied by this program are leveraged betas of different companies, with same relative capital structure. The beta was deleveraged in each company, considering their capital structure. Therefore, it was found the Gross beta. It was calculated the media of the Gross beta, and then it was leveraged with the sector capital structure.

¡	Premium Risk: correspond to the Spread between SP500 and US T-Bond 30 years, published by Ibbotson with long-term market analyzes (stock, inflation etc.). Source: 2012 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. EUA: Morningstar, 2012;

¡	Size premium: corresponds to the Premium by the risk of the size of the company, considering the American stock exchange. Source:

2012 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. EUA: Morningstar, 2012;

¡	Risk Brazil: Portal Brasil (31/12/2012), site http://www.portalbrasil.net/indices_dolar.htm;

¡	The United States inflation was projected at 2.0% per year.

To summarize, with the parameters used to calculate, the result was a real discount rate of 12.6% per year.

TRADEMARK VALUE CALCULATION

From the Royalty Savings net revenue projected for the next 05 years and the residual value since then (considering real growth of 4.5% perpetually), it results in the trademark operating value, using the discount rate described in the previous topic.

48	Report SP-0050/13-01 - Annex 3B

ANNEX 4

VALUATION REPORT SP-0050/13-01	ANNEX 4 - CIA. BEBIDAS

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	FINANCIAL STATEMENT

BALANCE SHEET (Reais)	BALANCE ON 12/31/2012	MARKET ADJUSTMENT	MARKET BALANCE
CURRENT ASSETS	7,124,782,634	-496,082,391	6,628,700,242
NON CURRENT ASSETS	42,194,610,667	7,404,056,793	49,598,667,460
LONG TERMS ASSETS	2,007,371,735	133,146,508	2,140,518,243
FIXED ASSETS	40,187,238,932	7,270,910,286	47,458,149,218
Investments	34,291,811,566	-11,710,719,393	22,581,092,173
Property, Plants and Equipments	5,408,515,942	2,085,181,210	7,493,697,153
Intangible	486,911,424	16,896,448,468	17,383,359,892
TOTAL ASSETS	49,319,393,301	6,907,974,402	56,227,367,703
CURRENT LIABILITIES	11,697,479,111	28,622,000	11,726,101,111
NON CURRENT LIABILITIES	8,758,170,335	6,566,632,903	15,324,803,238
LONG TERM LIABILITIES	8,758,170,335	6,566,632,903	15,324,803,238
SHAREHOLDERS’ EQUITY	28,863,743,855	312,719,499	29,176,463,354
TOTAL LIABILITIES	49,319,393,301	6,907,974,402	56,227,367,703

APSIS CONSULTORIA EMPRESARIAL LTDA.	50

VALUATION REPORT SP-0050/13-01	ANNEX 4 - AMBEV SA

AMBEV S.A.	FINANCIAL STATEMENT

BALANCE SHEET (R$)	BALANCE ON 12/31/2012	Own Market Adjustment	BALANCE AFTER RECLASSIFICATION	SUBSEQUENT EVENT (b)	PRO FORMA BALANCE I	Equivalence adjustment	PRO FORMA BALANCE II	Subsidiary Market Adjustment	MARKET BALANCE
CURRENT ASSETS	71,641,000	-	71,641,000	-	71,641,000	-	71,641,000	-	71,641,000.00
NON CURRENT ASSETS	1,284,324,967	-1,024,996,967	259,328,000	16,204,995,087	16,464,323,087	1,398,726,217	17,863,049,305	193,429,565	18,056,478,869
LONG TERMS ASSETS	1,284,324,967	-1,274,660,000	9,664,967	0	9,664,967.45	-	9,664,967.45	-	9,664,967.45
FIXED ASSETS	-	249,663,033	249,663,033	16,204,995,087	16,454,658,120	1,398,726,217	17,853,384,337	193,429,565	18,046,813,902
Investments	-	249,663,033	249,663,033	16,204,995,087	16,454,658,120	1,398,726,217	17,853,384,337	193,429,565	18,046,813,902
Property, Plants and Equipments	-	-	-	-	-	-	-	-	-
Intangible	-	-	-	-	-	-	-	-	-
TOTAL ASSETS	1,355,965,967	-1,024,996,967	330,969,000	16,204,995,087	16,535,964,087	1,398,726,217	17,934,690,305	193,429,565	18,128,119,869
CURRENT LIABILITIES	30,259,000	-	30,259,000	-	30,259,000	-	30,259,000	-	30,259,000
NON CURRENT LIABILITIES	348,499,967	-348,499,967	-	-	-	-	-	-	-
LONG TERM LIABILITIES	348,499,967	-348,499,967	-	-	-	-	-	-	-
SHAREHOLDERS’ EQUITY	977,207,000	-676,497,000	300,710,000	16,204,995,087	16,505,705,087	1,398,726,217	17,904,431,305	193,429,564.77	18,097,860,869
TOTAL LIABILITIES	1,355,965,967	-1,024,996,967	330,969,000	16,204,995,087	16,535,964,087	1,398,726,217	17,934,690,305	193,429,565	18,128,119,869

APSIS CONSULTORIA EMPRESARIAL LTDA.	51

VALUATION REPORT SP-0050/13-01	ANNEX 4 - CIA BEBIDAS x AMBEV SA

Exchange Ratio

Value ( R$ thousand )

RELEVANT	BOOK VALUE		NET EQUITY AT MARKET
ACCOUNTS	Companhia de Bebidas	Ambev S.A.	Companhia de Bebidas	Ambev S.A.
ASSET	49,319,393	17,934,690	56,227,368	18,128,120
CURRENT ASSETS	7,124,783	71,641	6,628,700	71,641
NON-CURRENT ASSETS	2,007,372	9,665	2,140,518	9,665
PROPERTIES, PLANTS AND EQUIPMENTS	40,187,239	17,853,384	47,458,149	18,046,814

LIABILITIES	49,319,393	17,934,690	56,227,368	18,128,120
CURRENT LIABILITIES	11,697,479	30,259	11,726,101	30,259
NON-CURRENT LIABILITIES	8,758,170	0	15,324,803	0
SHAREHOLDERS’S EQUITY	28,863,744	17,904,431	29,176,463	18,097,861

TOTAL OF SHARES	3,126,909	9,693,598	3,126,909	9,693,598

R$ PER SHARE *	9.230758	1.847037	9.330767	1.866991

EXCHANGE RATIO	4.997604		4.997757

Obs.: Amount of Ambev S.A.‘s shares for 1 Companhia de Bebidas’ share

APSIS CONSULTORIA EMPRESARIAL LTDA.	52

ANNEX 5

Glossary

ABL – Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) – Brazilian Technical Standards Association.

Allocated Codes – serial number (grades or weights) to differentiate the quality features of properties.

Allotment – subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization – systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age – estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset – a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach – valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date – specific date (day, month and year) of application of the assessment value.

Basic Infrastructure – urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) – a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property – the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta – a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value – the value at which an asset or liability is recognized on the balance sheet.

Building Standard – the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination – union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk – uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) – fixed asset investments.

Capitalization – conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) – model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate – any divisor used to convert economic benefits into value in a single period.

Capital Structure – composition of a company’s invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow – cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital – cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit – smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty – an event that causes financial loss.

Company – commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status – physical status of an asset as a result of its maintenance.

54

Control – power to direct the strategic policy and administrative management of a company.

Control Premium – value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost – the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital – Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value – value replacement with a new value depreciated as a result of the physical state the property is in.

CVM – Securities and Exchange Commission.

Damage – damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment – application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue – closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) – discounted cash flow.

D & A – depreciation and amortization.

Dependent Variable – variable to be explained by the independent ones.

Depreciable Value – cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation – systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable – variable that assumes only two values.

Direct Production Cost – spending on inputs, including labor, in the production of goods.

Discount for Lack of Control – value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity – value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate – any divisor used to convert a flow of future economic benefits into present value.

Drivers – value drivers or key variables.

EBIT (Earnings before Interest and Taxes) – earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) – earnings before interest, taxes, depreciation and amortization.

Economic Benefits – benefits such as revenue, net profit, net cash flow, etc.

Efficient Use – that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value – estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise – set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value – economic value of the company.

Equity Value – economic value of the equity.

Equivalent Construction Area – constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth – numerical result of the division of a lot area by its main projected front.

Expertise – technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

55

Facilities – set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value – value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell – value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) – Free cash flow to firm, or unlevered free cash flow.

Financial Lease – that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset – tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw – anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation – condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float – percentage of outstanding shares on the company’s total capital.

Frontage – horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill – see Premium for Expected Future Profitability.

Homogenization – treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area – useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) – principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) – International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction – percentage owned by each of the buyers (tenants) of the land and of the building’s common items.

IFRS (International Financial Reporting Standards) – International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment – see Impairment losses

Impairment Losses (impairment) – book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach – valuation method for converting the present value of expected economic benefits.

Independent Variables – variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost – administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point – atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance – risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value – value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset – identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

56

Internal Rate of Return – discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) – standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital – the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property – property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value – value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money – amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables – variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta – beta value reflecting the debt in capital structure.

Liability – present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value – value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity – ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach – valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data – set of information collected on the market related to a particular property.

Marketing Factor – the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research – set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple – market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

Net Debt – cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets – those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model – hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets – assets that are basic to the company’s operations.

Operating Lease – that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company – an entity that has one or more subsidiaries.

Perpetual Value – value at the end of the projective period to be added on the cash flow.

57

Point of Sale – intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population – total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) – future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value – the estimated present value of discounted net cash flows in the normal course of business.

Price – the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area – useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property – something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables – variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables – variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations – range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) – return required by shareholders for the capital invested.

Real Estate – property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value – the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) – a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate – market data with features comparable to the property assessed.

Regression Model – the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life – a property’s remaining life.

Replacement Cost – a property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New – value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost – expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation – a property’s reproduction cost less depreciation, considering the state it is in.

Residual Value – value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset – estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample – set of market data representative of a population.

Scrap Value – market value of a property’s reusable materials in disabling conditions, without their being used for production purposes.

Shareholders’ Equity at Market Prices - see Assets Approach.

Statistical Inference – part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary – entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation – documentation raised and provided by the client on which the report premises are based.

Survey – evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset – physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report – detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

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Total Construction Area – resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land – land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area – real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life – the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation – act or process of determining the value of an asset.

Valuation Methodology – one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk – representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use – value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan – the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) – model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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